Glatfelter Corporation

4350 Congress Street, Suite 600

Charlotte, NC 28209

June 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: SiSi Cheng

Re:	Glatfelter Corporation
Registration Statement on Form S-3 (File No. 333-256819)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Glatfelter Corporation (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3 (File No. 333-256819) be declared effective at 4:00 p.m., Eastern Time, on June 11, 2021, or as soon thereafter as practicable.

Please contact Lona Nallengara, counsel to the Company, at (212) 848-8414 with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

GLATFELTER CORPORATION

By:	/s/ Samuel L. Hillard
Name:	Samuel L. Hillard
Title:	Chief Financial Officer